599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

December 14, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed November 2, 2021
File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 18, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on November 2, 2021.

This letter is being submitted together with the Company’s filing of Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment No. 3”), which reflects revisions and updates, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 3. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 3.

Amendment No. 3 to the Registration Statement on Form S-1 filed December 14, 2021

Prospectus Summary, page 1

1. Please disclose that your auditor is located in China. Please also revise to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 1.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Corporate Structure, page 12

2. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the summary, page 12, and in the risk factors section, page 48.

Risk Factors

The Public Company Accounting Oversight Board, page 54

3. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In response to the Staff’s comment, the Company has provided additional disclosure in the risk factors section, page 57.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar
cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP

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